SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 18, 2025

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated December 18, 2025 “STRIKE ACTION AT DRDGOLD’S ERGO OPERATIONS SUSPENDED”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: December 18, 2025    By: /s/ Adriaan Davel
        Name: Adriaan Davel
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

STRIKE ACTION AT DRDGOLD’S ERGO OPERATIONS SUSPENDED

DRDGOLD shareholders (“Shareholders”) are referred to the announcement published on SENS on Wednesday, 17 December 2025 (“Announcement”) wherein Shareholders were advised that the Company had received 48 hours’ notice from the National Union of Mineworkers (“NUM”) and the Association of Mineworkers and Construction Union (“AMCU”) indicating their members’ intention to embark on protected strike action from Thursday, 18 December 2025 (“Notice”), at the Company’s Ergo Mining (Proprietary) Limited (“ERGO”) operations.
Shareholders are hereby advised that following the issuance of the Notice, the NUM and AMCU notified the Company late in the day yesterday, 17 December 2025, that the intended strike action has, at this stage, been suspended. The strike had been scheduled to start with the morning shift today, 18 December 2025.
The dispute relating to wages and profit share remains unresolved.
As communicated in the Announcement, the United Association of South Africa accepted and signed the wage agreement on behalf of its members on Friday, 12 December 2025.
DRDGOLD reiterates that its offer is fair, competitive and sustainable. The offer delivers meaningful improvements to employee remuneration, is well above current inflation, aligned with recent wage agreements concluded in the gold sector, and preserves the Company’s ability to reinvest in the long-term sustainability of the ERGO operations.
The Company remains open to further engagement and encourages a resolution that avoids unnecessary financial harm to employees and disruption to operations.
As at the date of this announcement, operations at ERGO continue uninterrupted.
For any queries contact:
Memory Johnstone
Memory@thirdactconsultants.com
+27 82 719 3081

James Duncan
james@jmdwrite.com
+27 79 336 4010

Johannesburg
December 18, 2025

Sponsor
One Capital